UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vicarious Surgical Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

92561V109

(CUSIP Number)

November 16, 2022

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 92561V109

1	Name of Reporting Person: Bright Insight Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,171,674 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,171,674 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,171,674 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%(2)
12	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 2,107,864 shares of Class A common stock, par value $0.0001 per share, of Vicarious Surgical Inc. (the “Issuer”) held by Bright Insight Holdings Limited and (ii) 4,063,810 shares of Class A common stock of the Issuer underlying warrants held by Bright Insight Holdings Limited which are exercisable within 60 days of the date hereof. Pursuant to the Warrant Agreement, on November 16, 2022, Bright Insight Holdings Limited provided notice to the Issuer limiting Bright Insight Holdings Limited’s ability to exercise its warrants such that its ownership of the outstanding Class A common stock of the Issuer shall not exceed 4.9% (the “Blocker”). Bright Insight Holdings Limited disclaims any beneficial ownership of the securities reported herein except to the extent of any pecuniary interest it may have therein, directly or indirectly.

(2) Based on a total of 106,782,361 shares of Class A common stock outstanding consisting of (i) 102,718,551 shares of Class A common stock outstanding as of November 1, 2022, as reported in the Issuer’s Form 10-Q (File No. 001-39384) filed with the Securities and Exchange Commission on November 7, 2022 and (ii) 4,063,810 shares of Class A common stock of the Issuer underlying warrants held by Bright Insight Holdings Limited which are exercisable within 60 days of the date hereof, excluding the warrants held by Bright Insight Holdings Limited subject to the Blocker.

CUSIP No. 92561V109

1	Name of Reporting Person: Chen-Chi Liu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Taiwan, Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,171,674 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,171,674 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 6,171,674 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%(3)
12	TYPE OF REPORTING PERSON IN

(1) The securities reported herein are held directly by Bright Insight Holdings Limited. Chen-Chi Liu is the Director of Bright Insight Holdings Limited and shares voting and dispositive power over the securities held directly by Bright Insight Holdings Limited. As a result, Mr. Liu may be deemed to have or share beneficial ownership of the securities held directly by Bright Insight Holdings Limited.

(2) Consists of (i) 2,107,864 shares of Class A common stock of the Issuer held by Bright Insight Holdings Limited and (ii) 4,063,810 shares of Class A common stock of the Issuer underlying warrants held by Bright Insight Holdings Limited which are exercisable within 60 days of the date hereof. Mr. Liu disclaims any beneficial ownership of the securities reported herein except to the extent of any pecuniary interest he may have therein, directly or indirectly.

(3) Based on a total of 106,782,361 shares of Class A common stock outstanding consisting of (i) 102,718,551 shares of Class A common stock outstanding as of November 1, 2022, as reported in the Issuer’s Form 10-Q (File No. 001-39384) filed with the Securities and Exchange Commission on November 7, 2022 and (ii) 4,063,810 shares of Class A common stock of the Issuer underlying warrants held by Bright Insight Holdings Limited which are exercisable within 60 days of the date hereof, excluding the warrants held by Bright Insight Holdings Limited subject to the Blocker.

Item 1.

(a)	Name of Issuer:

Vicarious Surgical Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

78 Fourth Avenue, Waltham, Massachusetts 02451

Item 2.

(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”) pursuant to a Joint Filing Agreement previously filed as an exhibit to the Schedule 13G filed with the Reporting Persons July 25, 2022:

1.	Bright Insight Holdings Limited; and

2.	Chen-Chi Liu.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each Reporting Person is as follows:

No. 26, Ln. 201, Kangle Street.
Nelhu District., Taipei, City 114
Taiwan Republic of China

(c)	Citizenship:

See responses to row 4 of the cover page for each Reporting Person.

(d)	Title and Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP No.:

92561V109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: See the response to row 9 of the cover page for each Reporting Person.

(b)	Percent of Class: See the response to row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See the response to row 5 of the cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See the response to row 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See the response to row 7 of the cover page for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition of: See the response to row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2022

BRIGHT INSIGHT HOLDINGS LIMITED

By:	/s/ Chen-Chi Liu
Name: Chen-Chi Liu
Title: Director

/s/ Chen-Chi Liu
Name: Chen-Chi Liu